FEDNAT HOLDING COMPANY
14050 N.W. 14th Street
Suite 180
Sunrise, FL 33323

June 22, 2018

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Ada D. Sarmento

Re:	FedNat Holding Company
Registration Statement on Form S-3
File No. 333-225464

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form S-3 (File No. 333-225464), as amended (the “Registration Statement”), of FedNat Holding Company (the “Registrant”).  We respectfully request that the Registration Statement become effective as of 4:00 p.m., Washington, D.C. time, on Tuesday, June 26, 2018, or as soon thereafter as practicable.  Once the Registration Statement has been declared effective, please confirm that event with our counsel, Broad and Cassel LLP, by calling Nina S. Gordon at (305) 373-9426.

Please contact Ms. Gordon by email at ngordon@broadandcassel.com or at her telephone number above if you have any questions regarding this request.

Very truly yours,

/s/ Michael H. Braun

Michael H. Braun
Chief Executive Officer and President